GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

9 August 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs, New GKN PLC

GKN plc - Interim Results

For your information I enclose a copy of the above.

Yours faithfully,

S. DeRitter

Sandie De Ritter

Enc

dlw 9/26

EXEMPTION NO.
82 - 5204

4 August 2005

For immediate release
GKN plc 2005 Interim Results Announcement

	As reported under IFRS			As reported excluding items in note (1) below		
	First Half 2005 £m	First Half 2004 £m	Change %	First Half 2005 £m	First Half 2004 £m	Change %
Continuing operations						
Sales	1,859	1,777	5	1,859	1,777	5
Trading profit (1)	115	117	(2)	115	117	(2)
Operating profit	72	58	24	115	117	(2)
Profit before tax	60	29	107	103	88	17
Profit after tax	42	13	223	78	66	18
Earnings per share – p	5.6	1.6	250	10.5	8.8	19
Total Group						
Profit after tax	42	43	(2)	78	96	(19)
Earnings per share – p	5.6	5.7	(2)	10.5	12.9	(19)
Interim dividend per share – p	4.0	3.9				

Note

(1) Figures exclude the impact of restructuring and impairment charges, profits and losses on the sale of businesses and the changes in fair value of financial instruments.

Business highlights

- Solid results despite challenging automotive markets
- Resilient Driveline performance – headline sales up 6%
- Powder Metallurgy moves back into profitability
- Excellent contribution from OffHighway Systems – sales increase 12%
- 10% increase in Aerospace sales – profits double
- CVJ manufacturing strategy now widely deployed
- Significant product and programme wins across Automotive and Aerospace

Kevin Smith, Chief Executive of GKN plc, commented:

"GKN has produced a solid set of first half results in turbulent automotive markets. Sales of continuing operations were 5% higher and subsidiaries' trading profit in the period reduced only slightly, by £2 million to £115 million, despite significant increases in raw material costs.

"All of our major businesses made progress with particularly encouraging results in Driveline and Aerospace.

"The restructuring programme in Driveline and other parts of the Group which was announced in March 2004 is well underway and on track to deliver the benefits originally anticipated.

"Significant product and programme wins across Automotive and Aerospace provide a firm foundation for future growth."

Outlook

Overall, the outlook for the remainder of the year in our major markets remains unchanged from the February and May statements.

Automotive production forecasts for North America and Western Europe have softened slightly but demand in emerging markets remains robust with China expected to return to growth.

Aerospace markets continue to be strong and the OffHighway sector also looks steady.

Global raw material prices will continue to be a major influence on the performance of the Group's Automotive businesses. Recent decreases in steel surcharges have been encouraging although the cost of other raw materials and energy continues to be high.

For Automotive we expect an improving level of performance allowing for the inherent seasonality in automotive production between the first and second halves of the year. The strategic restructuring programme will continue as planned.

Aerospace and OffHighway are expected to continue to show good levels of performance.

Based on the Group's first half result and in light of the factors above, we see no reason at this stage for changing our expectations for the Group's trading performance for the year.

Further enquiries

GKN Corporate Communications
Tel: 020 7463 2354

Basis of reporting

The financial statements for the period are shown on pages 14 to 34. They have been prepared under International Financial Reporting Standards (IFRS) and comparative figures for the first half and full year 2004 have been re-stated accordingly. Reconciliations of profit and net assets from UK GAAP to IFRS are shown on page 28. It should be noted that IAS 32 and IAS 39, which deal with the accounting and disclosure for financial instruments, have been adopted from 1 January 2005 and, as permitted by IFRS, comparative figures in respect of forward exchange contracts and embedded derivatives have not been re-stated in respect of their impact.

It should also be noted that IFRS requires joint ventures to be accounted for by including the appropriate share of their post-tax earnings in profit before tax and their sales are not reported as part of Group turnover. Therefore, where sales and operating or trading profit figures are quoted in this report they are for continuing subsidiaries only.

In order to ensure comparability and to aid understanding in this transitional period, results have been analysed to show the results of underlying trading separate from the impact of marking to market financial instruments, exceptional restructuring and impairment charges and profits and losses on the sale of businesses. The main impact of IAS 39 is explained separately below.

Changes in the Composition of the Group

On 1 February 2005 the Group acquired the 51% of shares it did not already own in Velcon SA de CV (Velcon), a Mexican manufacturer of constant velocity joints (CVJs), for a cash consideration of US$83 million (£44 million). Velcon has therefore been reported as a subsidiary for 5 months of 2005 rather than as a joint venture, as in 2004. The determination of the fair value of net assets acquired is on-going. The provisional assessment has resulted in the inclusion of additional goodwill of £23 million in these results.

There were no businesses divested during the period, though comparison with the first half of 2004 is affected by the sale of Walterscheid Rohrverbindungstechnik (the former OffHighway Systems business) in August of last year, the cessation of operations at Thompson Chassis (the former AutoComponents business) during the second half of 2004 and the change in status of Tochigi Fuji Sangyo (TFS) from an associated company to a subsidiary from April 2004.

In the comparative period, the Group's share of the results of the AgustaWestland and Aerosystems International joint ventures are shown as discontinued operations following our withdrawal from these areas of operation in the second half of 2004.

Group Sales

Sales for the period of £1,859 million were £82 million (5%) higher than the first half of 2004. The impact of exchange rates on the translation of overseas sales was negligible at £2 million negative while the net impact of acquisitions and divestments was £35 million positive. Excluding these factors the underlying increase of £49 million was 3% above the first half of last year.

Group Profit

Trading profit (which we define as operating profit of subsidiaries before restructuring and impairment charges, profits on sale of businesses and the changes in fair value of financial instruments, and which we consider provides the best indicator of business performance) was £115 million compared with £117 million in the first half of 2004.

The impact of exchange rates on the translation of overseas profits was £1 million positive and there was no net impact from changes in the portfolio of businesses. The underlying performance was, therefore, 3% lower with improvement in Aerospace and OffHighway Systems businesses offset by reductions in Automotive. The Automotive reduction was largely caused by raw material cost increases which could not be fully recovered and the adverse impact of exchange rates on transactions (approximately £5 million). These were offset to a large extent by productivity improvements and reductions in overhead costs, including lower depreciation charges following asset write-offs at the end of 2004. Costs of customer defaults in the period of £4 million were more than offset by one-off credits arising from the settlement of legal and other claims.

Divisional performance

Automotive

The Group's Automotive activities are reported under three segments, Driveline, Powder Metallurgy and Other Automotive, each of which is discussed separately below.

Markets

Globally, car and light vehicle production in the first half of 2005 was broadly level with the same period of 2004.

Production levels in mature markets fell slightly, with North America down by 3% at 8.1 million vehicles and Western Europe 2% lower at 8.5 million. Japan, however, showed growth of 3% to 5.3 million vehicles.

Within emerging markets, production in China was flat at 2.4 million vehicles and the competitive environment became more intense with western car makers losing market share. However, there was strong growth in Brazil (up 16% to 1.1 million), South Korea (up 11% to 1.8 million) and India (up 14% to 0.7 million).

In North America, Ford and General Motors lost market share and, as noted below, this impeded the recovery in Powder Metallurgy.

EXEMPTION NO.
82 - 5204

Costs

Raw material costs continued to be a major factor in the period and steel prices, which had risen sharply in 2004, started 2005 at a high level.

Whilst the adverse impact in 2004 came largely from scrap steel prices and surcharges, in early 2005 Driveline also saw annual steel and component supply contracts increase by some £30 million a year. During the six month period to June, this additional £15 million cost on Driveline's base contracts was compounded by continuing high scrap prices and surcharges in all Automotive divisions, which, together with higher prices for other raw materials such as molybdenum, took the overall increase in Automotive raw material costs over the equivalent period of 2004 to some £31 million.

Negotiations with our customers have resulted in approximately half of this cost being recovered.

In recent months, scrap prices in both the US and Europe have shown a sharp correction and are now at a level which, if maintained, would make steel costs overall in the second half of 2005 slightly favourable to the second half of 2004. However, this benefit seems likely to be offset by the cost of other raw materials which continues to be high.

GKN Driveline (Trading profit £76 million, 2004 – £78 million)

GKN Driveline comprises GKN Driveshafts, which is the global leader in the production of constant velocity jointed (CVJ) products for use in light vehicle drivelines, and Torque Systems Group, which itself comprises Torque Technology, Industrial and Distribution Services (IDS) and Speciality Vehicles. Torque Technology produces a wide variety of components aimed at actively managing the flow of torque to the driven wheels.

The division produced resilient first half results with sales of £1,019 million, an increase of 6% over the £964 million in the same period last year. The impact of acquisitions (mainly the treatment of Velcon as a subsidiary from 1 February 2005 and TFS as a subsidiary from 1 April 2004), and the effect of currency on translation was a net benefit of £65 million. Eliminating these two factors, sales reduced by 1% with increases in Asia Pacific and South American markets more than offset by reductions in Western Europe and North America.

Trading profit fell by £2 million to £76 million. Excluding the impact of acquisitions and currency translation the reduction was £9 million. This was largely the result of higher raw material costs, the gross impact of which is estimated at £23 million between the half years. Whilst a significant proportion was recovered from customers, the division also achieved improvements from productivity gains and reduced overheads.

In the Torque Systems Group, actions taken to reduce overheads in Japan and the IDS business generated savings in line with expectations. There was also success in winning new business, although sales were somewhat lower mainly due to the discontinuation of some non-core activities and reductions in the Chinese castings business. In addition, Mitsubishi's first half problems led to some reduction in Japan. The shares of TFS were de-listed from the Tokyo Stock Exchange in April and we are in the process of acquiring the remaining minority interests.

The Driveline restructuring programme announced in March 2004 continued in line with plan. The acquisition of the entire shareholding in Velcon on 1 February meant that the North American element of this programme could be commenced, and the closure of two US plants was announced at the end of June.

In Europe, we announced at the end of June that we were commencing negotiations with the workforce on the future options for our Florange facility in France. The results of the negotiations are expected to crystallise during the second half of this year.

Powder Metallurgy (Trading profit £9 million, 2004 – £12 million)

Powder Metallurgy produces metal powder and sintered products largely for major automotive and industrial equipment manufacturers.

Sales in the period were £300 million compared with £311 million in the first half of 2004. Excluding the impact of currency on translation the reduction was £7 million (2%). All of this reduction occurred in North America, which accounts for over half of the total divisional revenue, where a large proportion of sales go directly or indirectly to Ford and General Motors whose production was down by 7% and 13%, respectively, compared with the first half of 2004. Sinter Metals' sales in North America in the first half at constant exchange rates showed a reduction of 10% from a year earlier whilst sales were 5% higher in Europe and 16% higher in Asia Pacific and South America. The expansion of our operations in Asia, through the construction of a new plant in India, continues to underpin this customer diversification.

Trading profit fell by £3 million by comparison with first half 2004, with the fall in US sales exacerbated by higher raw material costs, the impact of which was £5 million. However, operational improvements, customer pricing actions and lower fixed costs (including lower depreciation following 2004 asset write-offs) combined to partially offset these factors.

Other Automotive (Trading loss £1 million, 2004 – Trading profit £7 million)

Other Automotive consists of our AutoComponents business which manufactures structural components and engine cylinder liners, principally in the UK for passenger car, light vehicle and heavy commercial vehicle markets in Western Europe and North America.

Sales in the half were £68 million compared with £74 million in the same period of 2004, largely as a result of the cessation of operations of the Thompson Chassis business during the second half of 2004. The major replacement programme is being conducted through the Chassis Systems joint venture. The reduction in profit arose partially as a consequence of these reduced sales and, more importantly, the absence of end of platform life benefits which favourably impacted 2004. Little improvement is expected in the second half of the year as structural issues are addressed.

Work commenced during the period in establishing a low cost Chinese cylinder liner facility which will serve both existing and emerging markets.

OffHighway Systems (Trading profit £13 million, 2004 – £13 million)

OffHighway Systems designs and manufactures steel wheels and driveline systems for the global agricultural and construction industries.

The favourable market conditions for both agricultural and construction equipment continued in the period. The European agricultural market, the most important for the division, was marginally higher than the first half of 2004. In the US, the agricultural machinery market saw a further 5% growth in 2005 following 23% in 2004, while worldwide construction markets continue to exhibit double digit growth.

Divisional sales in the period were £173 million, an increase of 12% over 2004. Eliminating the effect of the 2004 divestment and translational currency, however, the improvement was 21% of which approximately half arose through the recovery of steel prices with the balance from underlying growth. In addition to the strong market conditions there were also share gains in a number of product areas.

Reported trading profit of £13 million was the same as last year but if the effect of divestment and currency translation is eliminated there was a £3 million (30%) improvement.

During the period a new manufacturing facility was opened in Brazil to serve what is becoming a major agricultural market and further development in emerging markets is likely.

GKN Aerospace (Trading profit £24 million, 2004 – £12 million)

GKN Aerospace is a leader in the design and manufacture of advanced structural components, parts for propulsion systems and specialised products including transparencies and complex composite and metal structures for both fixed and rotary wing aircraft.

The military aircraft market is forecast to remain steady for both 2005 and 2006 before dipping slightly in 2007. For civil markets, passenger miles flown in the first five months of 2005 increased by just under 9% globally over the same period in 2004 and both Airbus and Boeing are forecasting year on year increases in aircraft deliveries which total some 12%.

Against this background, sales in the first half of £299 million were £26 million (10%) above the same period last year. After eliminating the impact of currency, the increase was 12%. This increase reflected stronger civil demand as well as a continuation of firm military markets and the commencement of production on earlier contract wins.

Trading profit of £24 million was double the £12 million in the first half of 2004 which had been impacted by the temporary closure of a US facility as a result of customer programme delays and asset write-downs. Current period performance largely maintained the improved margin levels which were reported in the second half of 2004 as a consequence of stronger sales, prior years' restructuring and cost reduction programmes.

Major milestones for the business in the period included the extension of the work scope on the composite fan containment case for the GEnex engine, definitisation of a contract for the product definition phase of the Northrop Grumman X-47B J-UCAS and the first flight of a GKN produced canopy for the Joint Strike Fighter. In June, the Advanced Composite Development Centre at Cowes, Isle of Wight was opened. The immediate goal of the Centre will be to reduce the cost of carbon fibre composite structures by a further 30% from today's values, by a combination of qualification of cheaper raw product and automated manufacturing methods.

Restructuring costs

Restructuring charges of £19 million in the half (first half 2004 – £59 million) related to the continuation of the programme announced in March 2004 to re-align productive capacity in GKN Driveline and reduce overheads elsewhere in the Group and comprised £5 million asset write-downs and £14 million redundancy and other reorganisation costs. A more detailed analysis is given in Note 4 on page 22. Estimates of the total costs and benefits of the restructuring programme remain unchanged.

Changes in fair value of financial instruments

The charge of £24 million in respect of the changes in fair value of financial instruments (forward exchange contracts and embedded derivatives) reflects the change in market value of such instruments between 1 January 2005 and 30 June 2005 or at the date of maturity, if earlier. The largest element of the charge relates to forward exchange contracts which exist solely to hedge transactional foreign currency exposures but do not meet the very specific criteria required to achieve hedge accounting under IAS 39. A further analysis is shown at Note 9 on page 27.

Joint ventures

The post-tax earnings of joint ventures in the period were £5 million compared with £9 million a year earlier. Part of the reduction was caused by the move of Velcon to subsidiary status, but underlying performance was weaker in our Chinese joint ventures and Emitec. Chassis Systems, the joint venture established with Dana Corporation in 2002, moved into full production in the first six months of 2005.

Statutory operating profit

Operating profit on a statutory basis was £72 million compared with £58 million in the first half of last year.

Financing costs

Net financing costs totalled £17 million (first half 2004 – £38 million) and included financing costs of post-employment benefits of £11 million (first half 2004 – £14 million). The balance of £6 million (first half 2004 – £24 million) represented the net amount of interest payable on borrowings and interest receivable on deposits, with the reduction mainly due to interest received on the proceeds from the sale of the Group's interest in AgustaWestland.

Profit before tax

Profit before tax for continuing operations on a statutory basis (which includes the post-tax earnings of joint ventures) was £60 million (first half 2004 – £29 million) although this favourable comparison is influenced by the interest benefit from the AgustaWestland disposal proceeds. Excluding restructuring and charges relating to the changes in fair value of derivative financial instruments, the figure was £103 million (first half 2004 – £88 million, full year 2004 – £155 million).

Taxation

The tax charge for the period, including deferred taxation, was £18 million (first half 2004 – £16 million) and included a £2 million (first half 2004 – £6 million) credit for tax relief on restructuring and impairment charges and a £5 million credit (first half 2004 – nil) for tax relief in relation to IAS 39. Excluding these credits, the tax charge as a percentage of profit before tax, restructuring and impairment charges and charges relating to changes in the fair value of financial instruments was 25.5% compared with 27.8% in the first half of 2004. The reduced tax rate is largely attributable to an increase in the level of UK profits which benefit from a low effective tax rate, although 2004 benefited from one-off credits on settlement of prior period items.

The underlying rate for the full year is expected to be at broadly the same level as the first half, although some impact may again be seen from favourable settlements of outstanding tax matters.

Discontinued operations

There was no profit or loss from discontinued operations during the period (2004 – profit £30 million). The 2004 figure was mainly the Group's share of the post-tax profit of AgustaWestland (based on IFRS figures supplied by that company for which audited information is not yet available) together with the share of post-tax profits of Aerosystems International, both companies having been sold in the second half of 2004.

Earnings per share

Statutory earnings per share (EPS) were 5.6p (first half 2004 – 5.7p). For continuing businesses the comparative figure for the first half of 2004 was 1.6p.

Excluding restructuring and charges relating to changes in the fair value of financial instruments, EPS were 10.5p (first half 2004 – 12.9p). For continuing businesses the comparative figure for the first half of 2004 was 8.8p. These reflect the movements in pre-tax profits and discontinued operations referred to above.

Dividends

The Board has decided to pay an interim dividend of 4.0p per share, representing an increase of 2.6% over the 2004 interim dividend. The cost of this dividend will be £29 million (first half 2004 – £28 million).

The interim dividend will be paid on 30 September 2005 to shareholders on the register at 19 August. Shareholders may choose to use the Dividend Reinvestment Plan (DRIP) to reinvest the interim dividend. The closing date for receipt of new DRIP mandates is 16 September 2005.

Cash Flow and borrowings

Cash generated from operations was £109 million compared with £148 million in the first half of 2004, and was after cash spent on restructuring of £13 million (first half 2004 – £8 million).

The cash outflow on working capital and provisions of £65 million (first half 2004 – £18 million) reflected a return to the more normal half-yearly pattern following an unusually strong performance in the first half of 2004. In addition, Driveline's restructuring programme led to slightly higher levels of safety stock and there was also some lengthening of credit terms, particularly in Europe.

Capital expenditure on tangible assets totalled £106 million (first half 2004 – £90 million) and was 1.5 times depreciation and amortisation (first half 2004 – 1.1 times). This again reflected progress of the Driveline restructuring programme and the ratio is expected to remain at this level for the whole year, notwithstanding that depreciation and amortisation is likely to be some £5 million higher in the second half than the first.

Spending on intangible assets was £8 million (first half 2004 – £7 million) and comprised computer software and Aerospace development costs.

£37 million (first half 2004 – £22 million) was spent on business acquisitions. £44 million was in respect of Velcon (reduced to £35 million as a result of cash of £9 million in the company at the acquisition date) with a further £2 million on buying an additional 3.2% of the share capital of TFS.

£21 million (first half 2004 – nil) was spent in the purchase of the Company's own shares which have not been cancelled but are held in treasury.

The cost of the 2004 final dividend, which was paid in May 2005, was £58 million (first half 2004 – £57 million).

At the end of the period there were net borrowings of £72 million compared with net funds of £65 million at the end of 2004.

Post-employment costs

Post-employment costs have been accounted for under IAS 19 (revised) which has been adopted early in anticipation of EU ratification.

EXEMPTION NO.
82 - 5204

In the Income Statement, charges for post-employment costs appear in two places. The current service cost is included in trading and operating profit, whilst the net difference between the expected return on pension scheme assets and the notional interest on pension obligations appears under financing costs as "other net financing charges". The assumptions underlying the calculation of these figures are shown in Note 7 on pages 25 and 26.

For the six month period, the current service cost included in operating profit of £16 million is at the same level as 2004.

Expected returns on pension scheme assets for the period of £59 million were more than offset by the £70 million of notional interest on pension scheme liabilities and resulted in a net financing charge of £11 million. The charge for the corresponding period in 2004 was £14 million.

Funding

Details of the major Group post-employment obligations are shown in Note 7. The gross deficit at 30 June 2005 was £921 million, a £67 million increase over December 2004, and is shown on the balance sheet as a non-current liability. The increase of £76 million in the total market value of assets was more than offset by the £143 million increase in liabilities largely due to reductions in the rates at which pension liabilities are discounted in the Americas and in the UK.

Company contributions for the six months across the Group totalled £20 million, a £17 million reduction over the same period in 2004. The reduction was mainly due to the £100 million payment to the UK scheme in December 2004. That payment represented two and half years of advance funding of the deficit contributions and therefore resulted in a £20 million benefit to the level of cash contribution in the first half of 2005 when compared to the same period in 2004.

UK Scheme

The gross deficit under IAS 19 (revised) of £459 million was marginally higher than the 2004 December year end gross deficit of £455 million. Actual returns on pension scheme assets were £57 million higher than expected but these were more than offset by the £60 million increase in liabilities resulting from the 30 basis points reduction in the discount rate to 5%.

Consideration is being given to the most appropriate future funding of the scheme in the light of the new UK pension legislation and an on-going actuarial valuation.

IAS 39 – Accounting for Financial Instruments

The basis of accounting for financial instruments, including foreign exchange contracts which hedge trading transactions, is governed by IAS 39 "Financial Instruments: Recognition and Measurement". As noted above the Group has adopted IAS 39 with effect from 1 January 2005.

Accounting for foreign exchange contracts.

The accounting for the movement in the fair value of foreign exchange contracts taken out to hedge commercial trading transactions is dependent on whether hedge accounting is adopted. Irrespective of whether hedge accounting is adopted or not the Group's commercial hedging policies have not been affected.

Where cash flow and net investment hedge accounting is adopted the fair value of open contracts, established from the differential between the contract rate and the forward rate for that contract at the period end, is accounted for through reserves until the underlying commercial transaction being hedged takes place (e.g. the forecast sale or purchase being hedged crystallises and an invoice is raised or received). After this point the movement on the fair value of the contract is recycled out of reserves. The financial asset or liability established when the contract was initially taken out is eliminated when the financial instrument is settled.

When hedge accounting is not adopted the movement on the fair value of open contracts is taken directly to the Income Statement as a charge or credit to operating profit.

The Group has not adopted hedge accounting for its transactional hedging for the first half year but continues to keep the matter under review.

On the adoption of IAS 39 at 1 January 2005, the fair valuation of foreign exchange contracts resulted in an increase in net assets of £29 million. At 30 June 2005 the net valuation of foreign exchange contracts reduced net assets by £1 million. The difference in value between the two dates of £30 million has been charged to operating profit.

Accounting for embedded derivatives

An embedded derivative exists where a characteristic of a commercial contract causes the cash flows of the underlying contract to vary in a manner as if a separate derivative or financial instrument existed.

IAS 39 requires certain embedded derivatives to be valued independently of the host contract and movements in the fair value of the derivative taken to the Income Statement. Valuation of the derivatives is made with reference to (i) the fixed contractual term of the contract and (ii) the differential between the contract exchange rate and the forward rates over the contractual period.

The Group has a small number of commercial contracts where the price is fixed in a currency other than that of the contracting parties. The most significant of these are Aerospace contracts denominated in US dollars. Whilst this is an extremely common occurrence and applies strictly for commercial reasons, such contracts nonetheless fall to have the derivative separately valued. The impact of this has been to introduce a liability of £6 million onto the Group balance sheet at 1 January 2005 which had fallen to nil by 30 June. The movement of £6 million has been credited to operating profit.

Investment in overseas operations

The Group hedges its overseas investments using financial instruments. These are accounted for using hedge accounting with the movement in value charged or credited directly to reserves. Because these were in place in 2004 comparative balance sheet figures have been re-classified accordingly.

Summary

In summary, the application of IAS 39 has resulted in a net charge to operating profit of £24 million in the six months to 30 June 2005. This element of operating profit is highlighted separately on the face of the Income Statement and, where appropriate, deferred tax has been applied to this charge. Adopting IAS 39 does not require the restatement of comparatives.

APPENDICES

GKN Consolidated Financial Statements **Page**

Consolidated Income Statement for the half year ended 30 June 2005	14
Consolidated Balance Sheet at 30 June 2005	15
Statement of Changes in Equity for the half year ended 30 June 2005	16
Consolidated Cash Flow Statement for the half year ended 30 June 2005	17
Notes	18–34

CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2005

			Unaudited	
		First half	First half	Full year
		2005	2004	2004
	Notes	£m	£m	£m
Sales				
Continuing subsidiaries	1	1,859	1,777	3,481
Trading profit	1	*115*	*117*	*214*
Restructuring and impairment charges	4	*(19)*	*(59)*	*(262)*
Profits on sale of businesses	4	-	-	*24*
Changes in fair value of financial instruments	9	*(24)*	-	-
Operating profit/(loss)		72	58	(24)
Post tax earnings of continuing joint ventures and associated company	1	5	9	16
Interest payable		(28)	(32)	(69)
Interest receivable		22	8	23
Other net financing charges		(11)	(14)	(29)
Net financing costs	3	(17)	(38)	(75)
Profit / (loss) before taxation from continuing operations		60	29	(83)
Taxation	5	(18)	(16)	(32)
Profit / (loss) after taxation from continuing operations		**42**	**13**	**(115)**
Discontinued operations				
Share of post tax earnings of joint ventures		-	30	62
Profit on disposal of joint ventures, after taxation	4	-	-	825
Profit from discontinued operations		-	30	887
Profit for the period		42	43	772
Profit attributable to minority interests		2	1	3
Profit attributable to equity shareholders		40	42	769
		42	43	772
Earnings per share - p	6			
Total:				
Basic		5.6	5.7	105.0
Diluted		5.5	5.7	104.4
Continuing operations:				
Basic		5.6	1.6	(16.1)
Diluted		5.5	1.6	(16.0)

CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2005

	Unaudited		
	30 June 2005 £m	30 June 2004 £m	31 December 2004 £m
Assets			
Non-current assets			
Goodwill	247	327	208
Intangible assets	44	33	44
Property, plant and equipment	1,347	1,380	1,287
Investment in joint ventures and other receivables	87	261	111
Deferred tax assets	204	206	199
	1,929	2,207	1,849
Current assets			
Inventories	465	438	443
Trade and other receivables	670	642	577
Derivative financial instruments	29	22	1
Cash and cash equivalents	727	177	860
	1,891	1,279	1,881
Total assets	3,820	3,486	3,730
Liabilities			
Current liabilities			
Trade and other payables and provisions	(840)	(895)	(838)
Current income tax liabilities	(137)	(158)	(128)
Borrowings	(58)	(47)	(54)
Derivative financial instruments	(47)	-	(6)
	(1,082)	(1,100)	(1,026)
Non-current liabilities			
Provisions	(92)	(68)	(97)
Deferred tax liabilities	(93)	(92)	(84)
Borrowings	(741)	(1,009)	(741)
Post-employment obligations	(921)	(972)	(854)
	(1,847)	(2,141)	(1,776)
Total liabilities	(2,929)	(3,241)	(2,802)
Net assets	891	245	928
Equity			
Ordinary shares and share premium	392	382	383
Treasury shares	(51)	-	(30)
Retained earnings and other reserves	515	(166)	545
Equity interest	856	216	898
Minority interests - equity	35	29	30
	891	245	928

STATEMENT OF CHANGES IN EQUITY

FOR THE HALF YEAR ENDED 30 JUNE 2005

		Unaudited	
	First Half 2005 £m	First Half 2004 £m	Full Year 2004 £m
Shareholders' equity at start of period	**898**	318	318
Adjustment in respect of adoption of IAS 39 (see Note 9)	**20**	-	-
Shareholders' equity at start of period as adjusted	**918**	318	318
Currency variations	**39**	(45)	(52)
Revaluation adjustments arising on changes in status of equity accounted investments	**(2)**	2	2
Derivative financial instruments (see Note 9)	**(12)**	19	24
Actuarial (loss)/gain arising on post-employment obligations, net of deferred tax:			
Subsidiaries	**(59)**	(69)	(50)
Joint ventures	**-**	4	(7)
Net losses not recognised in Income Statement	**(34)**	(89)	(83)
Profit attributable to equity shareholders	**40**	42	769
Total recognised profit / (loss) for the period	**6**	(47)	686
Dividends	**(58)**	(57)	(85)
Share based payments	**2**	1	3
Issue of ordinary shares net of costs	**9**	1	2
Purchase of own shares into treasury	**(21)**	-	(30)
Cumulative currency difference realised on disposal of AgustaWestland NV	**-**	-	4
	(68)	(55)	(106)
Shareholders' equity at end of period	**856**	216	898

CONSOLIDATED CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2005

		Unaudited	
	First half	First half	Full year
	2005	2004	2004
	£m	£m	£m
Cash flow from operating activities			
Cash generated from operations (note a)	109	148	193
Interest received	14	1	21
Interest paid	(34)	(38)	(67)
Tax paid	(12)	(20)	(47)
Dividends received from joint ventures	6	10	10
Net cash from operating activities	**83**	**101**	**110**
Cash flow from investing activities			
Acquisitions of subsidiaries	(37)	(14)	(15)
Acquisitions of joint ventures	-	(8)	(8)
Proceeds from sale of property, plant and equipment	1	3	7
Purchase of property, plant and equipment and intangible assets	(114)	(97)	(197)
Proceeds from sale of businesses	-	-	29
Proceeds from sale of joint ventures	-	-	1,039
Investment loans and capital contributions	2	(1)	(1)
Net cash used in investing activities	**(148)**	**(117)**	**854**
Cash flow from financing activities			
Net proceeds from issue of share capital	9	1	2
Purchase of own shares into treasury	(21)	-	(30)
Finance lease payments	-	-	(1)
Net movement in borrowings	(1)	126	(127)
Dividends paid to shareholders	(58)	(57)	(86)
Dividends paid to minority interests	-	(1)	(1)
Net cash used in financing activities	**(71)**	**69**	**(243)**
Currency variations on cash and cash equivalents	1	(4)	(3)
Net movement in cash and cash equivalents (note b)	(135)	49	718
Cash and cash equivalents at 1 January	827	109	109
Cash and cash equivalents at end of period	692	158	827

Cash and cash equivalents above includes bank overdrafts which are included within current liabilities, not separately identified on the balance sheet.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED 30 JUNE 2005

Note a: Cash generated from operations

		Unaudited	
	First half	First half	Full year
	2005	2004	2004
	£m	£m	£m
Cash generated from operations			
Profit / (loss) before tax from continuing operations	60	29	(83)
Adjustments for:			
Interest receivable	(22)	(8)	(23)
Interest payable	28	32	69
Share of post tax earnings of joint ventures and associated company	(5)	(9)	(16)
Changes in fair value of financial instruments	24	-	-
Profits on sale of businesses	-	-	(24)
Impairment of fixed assets	5	37	104
Impairment of goodwill	-	5	112
Depreciation and amortisation	75	87	170
Charge for share based payments	2	1	3
Movement in post-employment obligations	7	(8)	(120)
Changes in working capital and provisions	(65)	(18)	1
	109	148	193

There was no cash generated from discontinued operations which were all joint ventures accounted for under the equity method.

Note b: Movement in net funds

		Unaudited	
	First half	First half	Full year
	2005	2004	2004
	£m	£m	£m
Net movement in cash and cash equivalents	(135)	49	718
Repayment/(proceeds) of borrowings	1	(126)	127
Currency variations on borrowings	(3)	5	27
Subsidiaries acquired and sold	-	(14)	(14)
Movement in period	(137)	(86)	858
Net funds at beginning of period	65	(793)	(793)
Net funds at end of period	(72)	**(879)**	65

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE HALF YEAR ENDED 30 JUNE 2005

1 Segmental analysis (unaudited)

	Driveline £m	Powder Metallurgy £m	Other Automotive £m	OffHighway Systems £m	Aerospace £m	Corporate & Unallocated £m	Total £m
Sales	1,019	300	68	173	299	-	1,859
Trading profit	76	9	(1)	13	24	(6)	115
Restructuring and impairment charges	(18)	-	-	(1)	-	-	(19)
Changes in fair value of financial instruments	(16)	1	-	(1)	(8)	-	(24)
Operating profit	42	10	(1)	11	16	(6)	72
Share of net profit of joint ventures	4	-	1	-	-	-	5

FOR THE HALF YEAR ENDED 30 JUNE 2004

	Driveline £m	Powder Metallurgy £m	Other Automotive £m	OffHighway Systems £m	Aerospace £m	Corporate & Unallocated £m	Total £m
Sales	964	311	74	155	273	-	1,777
Trading profit	78	12	7	13	12	(5)	117
Restructuring and impairment charges	(19)	(29)	-	-	(10)	(1)	(59)
Operating profit	59	(17)	7	13	2	(6)	58
Share of net profit of joint ventures and associate	10	-	(1)	-	-	-	9

FOR THE YEAR ENDED 31 DECEMBER 2004

	Driveline £m	Powder Metallurgy £m	Other Automotive £m	OffHighway Systems £m	Aerospace £m	Corporate & Unallocated £m	Total £m
Sales	1,899	590	136	287	569	-	3,481
Trading profit	156	5	8	18	38	(11)	214
Restructuring and impairment charges	(36)	(206)	-	(6)	(11)	(3)	(262)
Profits on sale of businesses	-	-	-	23	1	-	24
Operating profit	120	(201)	8	35	28	(14)	(24)
Share of net profit of joint ventures and associate	15	-	1	-	-	-	16

Intra-group sales between divisions were not material in any of the above periods.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE HALF YEAR ENDED 30 JUNE 2005

2 Basis of preparation

The interim consolidated financial statements of GKN plc are for the six months ended 30 June 2005. These interim consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (July 2005) and in respect of IAS19 issued but awaiting EU ratification. The IFRS standards and IFRIC interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim consolidated financial statements.

The Group's IFRS accounting policies set out in Note 11 have been consistently applied to all the periods presented except for those relating to the classification and measurement of financial instruments. The policies applied to financial instruments for 2004 were those disclosed in the 2004 Annual Report.

GKN plc's consolidated financial statements were prepared in accordance with the United Kingdom's Generally Accepted Accounting Principles (UK GAAP) until the year ended 31 December 2004. UK GAAP differs in some areas from IFRS. In preparing GKN plc's 2005 interim consolidated financial statements, the board of Directors has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of 2004 were restated to reflect these adjustments, except as noted above. These figures have not been subject to audit review.

The effect of the transition from UK GAAP to IFRS on the Group's profit after taxation, net assets and cash flows are provided in the reconciliations and narrative in Note 10.

These interim consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities (including derivative instruments) at fair value. The basis of consolidation is set out in the Group's accounting policies in Note 11.

The comparative figures for the year ended 31 December 2004 do not constitute statutory accounts for the purpose of s240 of the Companies Act 1985. A copy of the statutory accounts for the year ended 31 December 2004, prepared under UK GAAP, have been delivered to the Registrar of Companies and contained an unqualified auditors' report in accordance with s235 of the Companies Act 1985.

Transitional arrangements

Rules regarding transitional arrangements are set out in IFRS 1 which generally requires full retrospective adoption of all accounting standards effective at the reporting date. The primary IFRS exemptions the Group has taken advantage of relate to business combinations that occurred prior to 1 January 2004, fixed assets at that date that were carried at valuations are now deemed to be carried at cost, the prospective application of IAS 32 and IAS 39 from 1 January 2005 and accounting for post-employment obligations under IAS 19. Further information is contained in Note 10.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE HALF YEAR ENDED 30 JUNE 2005

3 Net financing costs

	Unaudited		
	First half 2005 £m	First half 2004 £m	Full year 2004 £m
Interest payable	(28)	(32)	(69)
Interest receivable	22	8	23
Other net financing charges:			
Expected return on pension scheme assets	59	53	106
Interest on post-employment obligations	(70)	(67)	(135)
	(11)	(14)	(29)
	(17)	**(38)**	**(75)**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE HALF YEAR ENDED 30 JUNE 2005

4 Exceptional items

	Unaudited		
	First half 2005	First half 2004	Full year 2004
a) Restructuring and impairment charges	**£m**	£m	£m
Goodwill impairment	-	(5)	(112)
Property, plant and equipment impairment	(5)	(37)	(104)
Other asset write-downs	-	(3)	(9)
	(5)	(45)	(225)
Redundancy costs	(13)	(8)	(23)
Other reorganisation costs	(1)	(6)	(14)
	(19)	(59)	(262)

In the first half of 2005 the Group has continued to execute its restructuring programme initially announced in March 2004. In 2005 this has resulted in the announcement of the closure of two Driveline North American production facilities, further Driveline fixed headcount reductions in line with the original plan and facility rationalisation in OffHighway Systems. As a consequence of the closure announcements property, plant and equipment impairment charges have been booked amounting to £5 million.

In the six months ended 30 June 2004 the redundancy, reorganisation and impairment charges arising in respect of the Group's overall restructuring programme amounted to £59 million relating primarily to the commencement of the Driveline CVJ manufacturing rationalisation strategy and the restructuring of the Group's Powder Metallurgy businesses, principally in North America. No other asset impairment charges arose.

Cash outflow in respect of 2005 and earlier periods' exceptional costs in the first half of 2005 was £13 million (first half 2004 - £8 million).

	Unaudited		
	First half 2005	First half 2004	Full year 2004
b) Profits less losses on sale or closure of businesses	**£m**	£m	£m
Continuing operations:			
Sale of Walterscheid Rohrverbindungstechnik GmbH	-	-	23
Other	-	-	1
	-	-	24
Discontinued operations:			
Sale of AgustaWestland NV	-	-	814
Sale of Aerosystems International Limited	-	-	11
	-	-	825

No business disposals, in continuing or discontinued operations, occurred in the six months ended 30 June 2005 and 2004.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE HALF YEAR ENDED 30 JUNE 2005

5 Taxation

		Unaudited	
	First half 2005 £m	First half 2004 £m	Full year 2004 £m
Current tax	**20**	14	13
Deferred tax	**(2)**	2	19
	18	16	32
Overseas tax included above	**18**	20	32
The tax charge includes the following credits in respect of:			
Restructuring and impairment charges	**(2)**	(6)	(13)
Profits on sale of businesses	**-**	-	-
Changes in fair value of financial instruments	**(5)**	-	-
	(7)	(6)	(13)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE HALF YEAR ENDED 30 JUNE 2005

6 Dividends and Earnings per share

Dividends

An interim dividend of 4.0p per share (2004 - 3.9p) has been declared by the Directors. Based on the shares ranking for dividend at 30 June 2005 the interim dividend amounts to £29 million (2004 - £28 million). Dividends authorised and paid in the six months ended 30 June 2005 were £58 million (2004 - £57 million).

Basic Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares.

Basic earnings per share for the first half of 2005 are based on the profit attributable to ordinary shareholders of £40 million (2004 - £42 million) divided by the weighted average number of 720.6 million shares in issue and ranking for dividend (2004 - 734.5 million).

Diluted Earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has only one category of dilutive potential ordinary shares; share options.

The calculation is performed for the share options to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Diluted earnings per share is calculated on the weighted average number of shares of 724.8 million (2004 - 739.2 million).

Earnings per share - Continuing operations

The computation of earnings per share of continuing operations uses the same number of shares as above but profit attributable to equity shareholders of £40 million for the first half of 2005 and £12 million for the first half of 2004.

Continuing operations - Adjusted earnings per share

Earnings per share before restructuring and impairment charges, profits on sale of businesses and the changes in fair value of financial instruments, which the Directors consider gives a useful additional indicator of underlying performance, is calculated on earnings for the period adjusted as follows:

	Unaudited		
	First half 2005	First half 2004	Full year 2004
Profit / (loss) attributable to equity shareholders (£m)	**40**	12	(118)
Charges / (credits) included in operating profit:			
Restructuring and impairment charges	**19**	59	262
Profits on sale of businesses	**-**	-	(24)
Changes in fair value of financial instruments	**24**	-	-
Taxation on charges / (credits) included in operating profit	**(7)**	(6)	(13)
Adjusted earnings attributable to equity shareholders (£m)	**76**	65	107
Weighted average number of ordinary shares in issue (millions)	**720.6**	734.5	732.6
Adjusted earnings per share – p	**10.5**	8.8	14.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE HALF YEAR ENDED 30 JUNE 2005

7 Post-employment benefits: IAS 19 (Unaudited)

Actuarial assessments of all the principal defined benefit retirement plans were carried out as at 30 June 2005. The major assumptions used were:

	First half 2005				First half 2004			Full year 2004			
	UK	Americas	Europe	ROW	UK	Americas	Europe	UK	Americas	Europe	ROW
	%	%	%	%	%	%	%	%	%	%	%
Rate of increase in salaries	4.2	3.5	3.0	2.0	4.5	3.5	3.0	4.3	3.5	3.0	2.0
Rate of increase in pensions in payment	2.8	2.5	1.5	n/a	3.1	2.5	1.5	2.9	2.5	1.5	n/a
Discount rate	5.0	5.2	4.2	2.3	5.7	6.0	5.5	5.3	5.8	4.9	2.3
Inflation assumption	2.7	2.5	1.5	1.0	3.0	2.4	1.5	2.8	2.5	1.5	1.0
Rate of increases in medical costs:											
initial/long-term	9.5/4.3	10.0/5.0	n/a	n/a	9.5/4.3	10.0/5.0	n/a	9.5/4.3	10.0/5.0	n/a	n/a

In the UK the rate of increase in medical costs is assumed to be fixed for the next three years and thereafter tapers down over a further five years to the long-term rate. In the US the rate is assumed to reduce by 1 percentage point per annum over a five year period.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE HALF YEAR ENDED 30 JUNE 2005

7 Post-employment benefits: IAS 19 (Unaudited) (continued)

The fair value of the assets in the schemes and the expected rates of return were:

	UK		Americas		Europe		ROW	
	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m
At 30 June 2005								
Equities	7.5	934	8.5	92	-	-	5.5	7
Bonds	4.7	531	5.0	40	4.3	10	2.5	4
Property	6.6	86	-	-	-	-	-	-
Hedge funds	6.8	57	-	-	-	-	-	-
Cash	4.9	118	3.7	3	-	-	0.8	6
Other assets	5.1	40	-	-	5.1	9	-	-
		1,766		135		19		17
At 30 June 2004								
Equities	7.5	938	8.5	82	-	-	5.5	7
Bonds	4.8	410	5.0	33	5.5	7	2.5	4
Property	7.0	72	-	-	-	-	-	-
Cash	4.0	9	3.5	3	-	-	0.8	6
Other assets	5.4	57	-	1	5.5	11	-	-
		1,486		119		18		17
At 31 December 2004								
Equities	7.5	1,008	8.5	91	-	-	5.5	7
Bonds	4.9	450	5.0	36	4.9	8	2.5	4
Property	6.8	79	-	-	-	-	-	-
Cash	5.0	121	3.7	1	-	-	0.8	6
Other assets	5.2	39	-	-	5.2	11	-	-
		1,697		128		19		17

The overall position in respect of funded defined benefit pension schemes, unfunded pension and other post-employment obligations was:

	30 June 2005					31 December 2004
	UK £m	Americas £m	Europe £m	ROW £m	Total £m	£m
Total market value of assets	1,766	135	19	17	1,937	1,861
Present value of post-employment liabilities	(2,225)	(317)	(273)	(43)	(2,858)	(2,715)
Gross deficits	(459)	(182)	(254)	(26)	(921)	(854)
Related deferred tax credit	107	48	34	-	189	181
Net post-employment liability	(352)	(134)	(220)	(26)	(732)	(673)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE HALF YEAR ENDED 30 JUNE 2005

8 Goodwill and business combinations

On 1 February 2005 the Group acquired the remaining 51% of the shares of Velcon SA de CV for a fair value consideration of £44 million. Provisional fair value adjustments have been made in respect of land and buildings, plant and equipment, inventory and post-employment obligations. This fair value review will continue in the second half of 2005. Provisional goodwill arising from this acquisition amounted to £23 million.

9 Financial instruments

The net £24 million charge to operating profit relating to the changes in the fair value of financial instruments comprises;

(a) a charge of £30 million in respect of the movement from 1 January 2005 to 30 June 2005 or date of maturity in the market values of financial instruments used to hedge transactional exposures, and
(b) a credit of £6 million in respect of the movement between the same dates in the value of the embedded derivatives in commercial contracts between European Aerospace subsidiaries and customers and suppliers outside Europe or the USA which are denominated in US dollars.

The net after tax value of the financial instruments noted above, as at 1 January 2005, was credited to opening equity as at that date as an IFRS transitional adjustment as permitted by the IAS 39 adoption exemption in IFRS 1.

The Group hedges its net investment in overseas subsidiaries using a variety of financial instruments. These are accounted for using hedge accounting and consequently there is no impact on the Income Statement with movements in the period taken to reserves. The market value of such contracts at the respective balance sheet dates are shown on the balance sheets within short-term derivative financial instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE HALF YEAR ENDED 30 JUNE 2005

10 IFRS Transition reconciliations (unaudited)

Set out below are the primary transition reconciliations on the move to IFRS from UK GAAP

	First half 2004 £m	Full year 2004 £m
Profit after taxation		
UK GAAP (Note a)	**22**	**580**
IAS 19 - post-employment obligations:		
Operating profit	28	55
Financing cost	(14)	(29)
Deferred tax	(6)	(12)
Share based payments	(1)	(3)
Accrual for compensated absences	(3)	-
Lower amortisation of NRCs	-	1
Amortisation of purchased intangible assets	-	(1)
Deferred tax	1	2
Amortisation of goodwill written back:		
Subsidiaries	11	23
Joint ventures - continuing	-	1
Joint ventures - discontinued	3	5
Impairment of goodwill	-	(12)
Adjustments in respect of AgustaWestland NV:		
Change in share of equity following application of IFRS	2	57
Deferred tax on property sold	-	9
Realisation of cumulative currency adjustment	-	(4)
Non re-cycling of goodwill written off to reserves on original acquisition	-	100
As reported under IFRS	**43**	**772**

	30 June 2004 £m	31 December 2004 £m	1 January 2004 £m
Net assets			
UK GAAP (Note a)	**910**	**1,490**	**942**
Retirement benefit obligations:			
Increase in liability under IAS 19	(704)	(588)	(678)
Write off of SSAP 24 prepayment	(94)	(198)	(93)
Deferred tax relating to pension liability	182	184	203
Accrual for compensated absences	(3)	-	-
NRCs written off on transition to IFRS	(13)	(12)	(13)
Change in equity value of joint ventures:			
AgustaWestland NV	(48)	-	(55)
Continuing joint ventures	(1)	(1)	(1)
Increase in net deferred tax liability	(36)	(15)	(28)
Goodwill amortisation written back	11	23	-
Impairment of goodwill	-	(12)	-
Other fair value adjustments	12	(1)	-
Provision for dividends written back	29	58	57
As reported under IFRS	**245**	**928**	**334**

10 IFRS Transition reconciliations (unaudited) (continued)

Note a: The Group changed its depreciation methodology in 2004 as reported in the 2004 Annual Report. The impact of this change on the previously reported profit after tax for the 6 months ended 30 June 2004 was £4 million (net of £2 million tax) and is included in the numbers stated above.

The transition to IFRS has had no impact on the reported cash flows of the Group.

Further details on the transition adjustments, both accounting policy and presentational, were made available in the press release "GKN 2004 Results under IFRS: The Impact of International Financial Reporting Standards ("IFRS") Re-statement of 2004 Financial Information" on 29 April 2005. The text of this and other press releases can be found at www.gkn.com/news.

The Group adopted IAS 32 and IAS 39 with effect from 1 January 2005; the transition effects of these are not reflected in the reconciliations above. Details of the impact of this transition can be found in the Statement of changes in equity and Note 9 to these financial statements.

11 Accounting policies

The Group's key accounting policies that have been applied under IFRS and will be applied in the 2005 Annual Report are summarised below.

Basis of consolidation

The Group financial statements consolidate the financial statements of the Company and its subsidiaries unless the Group is restricted in the extent to which it can exercise control over those subsidiaries either as a result of contractual or commercial restrictions. In these instances the Group's investment in those subsidiaries is carried at its estimated fair value. Intra-group transactions and balances and any unrealised gains and losses arising from intra-group transactions are eliminated on consolidation.

The results of subsidiaries acquired or sold during the year are included in the consolidated Income Statement from the date of acquisition or to the date of disposal. All business combinations are accounted for by the purchase method. Profits and losses on the realisation of currency net investments include the accumulated net exchange differences that have arisen on the retranslation of the currency net investments since 1 January 2004 up to the date of realisation.

The profit or loss on discontinued operations comprises the trading results up to the date of disposal or discontinuance and the profit and loss on the disposal or closure where businesses are sold or closed by the date on which the accounts are approved. A discontinued operation is a business or businesses that has either been disposed of or satisfies the criteria to be classified as held for sale and that represents either a material line of business within the Group or within one of its divisions or a primary geographical area of operation. Where businesses fall to be treated as discontinued in the current year the comparative data is reclassified to reflect those businesses as discontinued.

Foreign currencies

The results and cash flows of overseas subsidiaries, joint ventures and associates are translated to sterling at average exchange rates. Transactions of subsidiaries are translated at exchange rates approximating to the rate ruling on the date of the transaction except in the case of material transactions where actual spot rate may be used if it more accurately reflects the underlying substance of the transaction. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the exchange rates ruling at the balance sheet date.

Financial instruments

Listed investments and other financial assets held for resale are measured at fair value at each period end. Changes in the fair value are recognised in the Income Statement.

Derivative financial instruments including forward foreign exchange contracts are taken out by the Group to manage its exposure to (i) changes in the fair value of recognised assets and liabilities, (ii) risk associated with the variability in cash flows in relation to both recognised assets or liabilities or forecast transactions and (iii) changes in the value of the Group's net investment in overseas operations. All derivative financial instruments are measured at the balance sheet date at their fair value.

Where derivative financial instruments are not designated as or not determined to be effective hedges any gain or loss on the re-measurement of the fair value of the instrument at the balance sheet date is taken to the Income Statement. Where derivative financial instruments are held as and are effective as hedges against the fair value changes in recognised assets and liabilities re-measurement gains and losses on the instrument are matched against the re-measurement gain or loss on the recognised asset and liability in the Income Statement. Re-measurement gains and losses on derivative financial instruments held as net investment hedges are recognised in equity via the Statement of recognised income and expense until the instrument and the underlying hedged investment are sold, when the profit or loss arising is recognised in the Income Statement. Any derivative financial instruments no longer designated as effective hedges are restated at market value and any gains or losses are taken directly to the Income Statement.

Interest differentials resulting from the use of derivative financial instruments to hedge the Group's exposures to interest fluctuations are dealt with in the Income Statement.

11 Accounting policies (continued)

Derivatives embedded in non-derivative host contracts are recognised at their fair value when the nature, characteristics and risks of the derivative are not closely related to the host contract. Gains and losses arising on the re-measurement of these embedded derivatives at each balance sheet date are taken to the Income Statement.

Borrowings are measured at their amortised cost unless they are matched by an associated effective hedging financial instrument in which case they are stated at the fair value.

The carrying value of other financial assets and liabilities, including short-term receivables and payables are stated at amortised cost less any impairment provision unless the impact of the time value of money is considered to be material.

Sales and revenue recognition

Sales and revenue from subsidiaries in continuing operations shown in the Income Statement exclude value added taxes and generally represent the invoiced value of goods and services charged to customers net of returns, early cash settlement discounts and rebates. Invoices are raised and revenue recognised when goods are despatched or when the risks and rewards of ownership otherwise irrevocably passes to the customer and the collectability of the revenue is reasonably assured.

In Aerospace, on long-term development and/or supply contracts, revenues are recognised based on the value of work done at the achievement of predetermined contractual or other milestones embedded in the arrangements with the customer. Associated funded cost reduction programme costs are recognised in the Income Statement in line with the attributable overall linked customer contract.

Intangible assets

All intangible assets, excluding goodwill arising on a business combination, are stated at their amortised cost or fair value less any provision for impairment.

Research and development costs

Research expenditure is written off as incurred.

Where development expenditure results in new or substantially improved products or processes and it is probable that recovery will take place, it is capitalised and amortised on a straight line basis over the product's life up to a maximum of 7 years in Automotive and 15 years in Aerospace starting from the date on which serial production commences. Costs are capitalised as intangible assets unless physical assets, such as tooling, exist when they are classified as property, plant and equipment.

Computer software costs

Where computer software is not integral to an item of property, plant or equipment its costs are capitalised and categorised as intangible assets. Amortisation is provided on a straight line basis over its economic useful life which is in the range of 3-5 years.

Acquired intangible assets – business combinations

Intangible assets that are acquired as a result of a business combination including but not limited to customer contracts, order backlog, intellectual property rights, patents and know-how and that can be separately measured at fair value on a reliable basis, are separately recognised on acquisition at their fair value. Amortisation is charged on a straight line basis to the Income Statement over their expected useful lives.

Goodwill - business combinations

Goodwill arising on consolidation consists of the excess of the fair value of the consideration over the fair value of the identifiable intangible and tangible assets net of the fair value of the liabilities including contingencies of businesses acquired at the date of acquisition. Goodwill in respect of business combinations of subsidiaries is recognised as an intangible asset. Goodwill arising on the acquisition of a joint venture or associated undertaking is included in the carrying value of the investment.

11 Accounting policies (continued)

Where negative goodwill arises, following re-assessment of fair values, it is credited to the Income Statement in the period in which the acquisition is made.

Goodwill is carried at cost less any recognised impairment losses that arise from annual assessment of its carrying value. To the extent that the carrying value exceeds the value in use, determined from estimated discounted future net cash flows, goodwill is written down to the value in use and an impairment charge is recognised in the Income Statement.

Property, plant and equipment

Cost

Property, plant and equipment are valued at cost or valuation less accumulated depreciation and impairment charges. Cost comprises the purchase price plus costs directly incurred in bringing the asset into use but excludes interest.

Where freehold and long leasehold properties were carried at a valuation at 23 March 2000, these values have been retained as book values.

Where assets are in the course of construction at the balance sheet date they are classified as capital work in progress. Transfers are made to other asset categories when they are available for use.

Depreciation

Depreciation is not provided on freehold land or assets in the course of construction. In the case of all other categories of asset, depreciation is provided on a straight line basis over the course of the financial year.

Depreciation is applied to specific classes of asset so as to reduce them to their residual values over their estimated useful lives, which are reviewed annually.

The range of main rates of depreciation used are:

	Straight Line Years
Freehold buildings	up to 50
Steel powder production plant	18
General plant, machinery, fixtures, fittings and equipment	6 to 15
Computers	3 to 5
Commercial vehicles and cars	4 to 5

Leasehold properties are amortised by equal annual instalments over the period of the lease or 50 years, whichever is the shorter.

Leased assets

Where fixed assets are financed by leasing arrangements which give rights approximating to ownership, the assets are treated as if they had been purchased and the capital element of the leasing commitment is shown as obligations under finance leases. The rentals payable are apportioned between interest, which is charged to the Income Statement, and capital which reduces the outstanding obligation. Operating lease rentals are charged to the Income Statement as incurred over the lease term.

Impairment of non-current assets

All non-current assets are tested for impairment when events occur or circumstances indicate that their carrying values might be impaired. Goodwill, capitalised development costs and acquired intangibles are subject to annual impairment tests. Impairments arising are charged to the Income Statement.

11 Accounting policies (continued)

Joint ventures and associated companies
Joint ventures, although not subsidiaries, are those businesses in which the Group has a long-term interest and is able to exercise joint control with its partners under a contractual arrangement. Associates are those businesses in which the Group has a long-term interest and is able to exercise significant influence through its representation on the board of directors.

The post tax results of joint ventures and associates are included in the consolidated Income Statement before profit before taxation.

In the consolidated balance sheet the investment is carried as a fixed asset at the share of the joint venture's or associate's equity including any goodwill arising on the Group's acquisition of its interest.

Inventories
Inventories are valued at the lower of cost and estimated net realisable value, due allowance being made for obsolete or slow-moving items. Cost includes the relevant proportion of works overheads assuming normal levels of activity.

Deferred taxation
Full provision is made for deferred tax on all temporary timing differences resulting from the difference between the carrying value of an asset or liability and its tax base.

Deferred tax assets are recognised to the extent that it is probable that the deferred tax asset will be recovered in future.

No deferred tax is recognised on the un-remitted profits of overseas branches, subsidiaries and joint ventures except to the extent that the parent is unable to control the timing of any future profit remittances by the overseas entity and it is probable that a future remittance will take place.

Pensions and post-employment benefits
The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world. In the UK and in certain overseas companies pension arrangements are made through externally funded defined benefit schemes, the contributions to which are based on the advice of independent actuaries or in accordance with the rules of the schemes. In other overseas companies funds are retained within the business to provide for retirement obligations.

The Group also operates a number of defined contribution and defined benefit arrangements which provide certain employees with defined post-employment healthcare benefits.

The Group accounts for all post-employment defined benefit schemes through full recognition of the schemes' surpluses or deficits on the balance sheet at the end of each year. Actuarial gains and losses are included in the Statement of recognised income and expense. Current and past service costs, curtailments and settlements are recognised within operating profit. Returns on scheme assets and interest on obligations are recognised as a component of financing costs.

For defined contribution arrangements the cost charged to the Income Statement represents the Group's contributions to the relevant schemes in the period in which they fall due.

Share based payments
Share based incentive arrangements are provided to employees under the Group's share option, incentive and other share award schemes. Share options granted to employees and share based arrangements put in place since 7 November 2002 are valued at the date of grant or award using an appropriate option pricing model and are charged to operating profit over the performance or vesting period of the scheme. The annual charge is modified to take account of shares forfeited by employees who leave during the performance or vesting period and, in the case of non-market related performance conditions, where it becomes unlikely the option will vest.

11 Accounting policies (continued)

Significant and exceptional items

Items that are both material and non-recurring and whose significance is sufficient to warrant separate disclosure and identification within the financial statements are referred to as Exceptional Items and disclosed within their relevant consolidated Income Statement category. Events and transactions that may give rise to classification as exceptional include but are not limited to significant and material announced restructuring and reorganisation programmes, gains or losses arising from the disposal of businesses not classified as discontinued operations, asset impairment charges and material adjustments arising on the fair value of acquired assets and or liabilities on a business combination that arise after the hindsight recognition period.

Dividends

The annual final dividend is not provided for until approved at the annual general meeting whilst interim dividends are charged in the period they are paid.